Exhibit 99.1

Sun Life Financial completes offering of Subordinated Unsecured Debentures

TORONTO, Sept. 25, 2015 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Corporation") announced today the successful completion of the public offering in Canada of $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025 (the "Debentures"). The net proceeds will be used to partially fund the acquisition of the employee benefits business of Assurant, Inc. and may also be used for general corporate purposes, which may include investments in subsidiaries.

The Debentures were sold under a pricing supplement dated September 22, 2015, issued pursuant to the Corporation's short form base shelf prospectus and its prospectus supplement dated April 8, 2015, which are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2015, the Sun Life Financial group of companies had total assets under management of $808 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
T. 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 10:36e 25-SEP-15